UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RISE Education Cayman Ltd Announces Resignation of Independent Registered Public Accounting Firm

BEIJING, China, November 22, 2021 – RISE Education Cayman Ltd (the “Company”) (NASDAQ: REDU) today announced that Ernst & Young Hua Ming LLP (“EY”) had resigned as the independent registered public accounting firm of the Company, effective November 19, 2021.

EY’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the audit for year ended December 31, 2020, there was no disagreements, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of EY would have caused them to make reference thereto in their report on the consolidated financial statements for such year.

EY identified certain regulatory requirements during the audit of the Company’s consolidated financial statements for the year ended December 31, 2021 that require further assessment with respect to the impact of these regulatory requirements on the Company’s operations: “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education Stage” (the “Opinion”), and the circular published by the Chinese Ministry of Education and two other government authorities on its website to implement the Opinion, which requires all academic after-school tutoring institutions to complete registration as not-for-profit organization by the end of December 31, 2021. As of the date of EY’s resignation, the Company has not been able to provide additional information to EY to resolve the above-mentioned matter to their satisfaction. Accordingly, EY were unable to progress their audit or render their audit report on our consolidated financial statements for the year ended December 31, 2021.

The Company intends to engage a new audit firm in due course.

Safe Harbor Statement

This current report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this current report is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE EDUCATION CAYMAN LTD

By:	/s/ Alex Wu
Name:	Alex Wu
Title:	Acting Chief Financial Officer

Date: November 22, 2021